Exhibit 99.11

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

JUNE 28, 2017

DATED AS OF MAY 26, 2017

CRONOS GROUP INC.

76 Stafford Street, Suite 302

Toronto, Ontario, M6J 2S1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the “Meeting”) of the holders of common shares (“Shares”) of Cronos Group Inc. (formerly PharmaCan Capital Corp.) (the “Corporation”) will be held at the registered office of the Corporation located at 76 Stafford Street, Suite 302, Toronto, Ontario, M6J 2S1 at 2:00 p.m. (Toronto time) on Wednesday, June 28, 2017, for the following purposes:

1.                                      to receive the Corporation’s consolidated financial statements for the years ended December 31, 2016 and December 31, 2015, together with the auditors’ report thereon;

2.                                      to elect directors of the Corporation for the following year;

3.                                      to re-appoint MNP LLP as the auditors of the Corporation for the following year and to authorize the board of directors of the Corporation to fix their remuneration;

4.                                      to consider, and if thought advisable to pass, with or without variation, an ordinary resolution re-approving the amended and restated stock option plan of the Corporation, as more fully described in the accompany management information circular; and

5.                                      to transact such further and other business as may properly come before the Meeting or any adjournment or postponement thereof.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is May 26, 2017. Shareholders of the Corporation whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a shareholder transfers ownership of any Shares after such date and the transferee of those Shares establishes that the transferee owns the Shares and requests, not later than ten days before the Meeting, to be included in the list of shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

A registered shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof in person are requested to date, execute and return the enclosed form of proxy for use at the Meeting or any adjournment or postponement thereof. To be effective, the enclosed proxy must be deposited with TSX Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1, by 2:00 p.m. on June 26, 2017 or not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) preceding the time of the Meeting in the event of any adjournment or postponement thereof.

Shareholders may beneficially own Shares that are registered in the name of a broker, another intermediary or an agent of that broker or intermediary. Without specific instructions, intermediaries are prohibited from voting shares for their clients. If you are a non-registered shareholder and you have received a voting instruction form from the Corporation or its agent or a voting instruction form or form of proxy from your broker, intermediary or its agent, it is vital that the voting instruction form or form of proxy is returned in accordance with the instructions provided sufficiently in advance of the deadline indicated on the form to ensure they are able to provide voting instructions on your behalf.

The persons named in the enclosed form of proxy are officers or directors of the Corporation. Every shareholder has the right to appoint a person or company (who need not be a shareholder) to represent the shareholder at the Meeting other than the persons designated in the enclosed form of proxy. If the shareholder wishes to appoint a person or company other than the persons designated in the form of proxy, they may do so by inserting the name of the shareholder’s chosen proxyholder in the space provided in the form of proxy.

The instrument appointing a proxyholder shall be in writing and shall be executed by the shareholder or the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

DATED in the City of Toronto, in the Province of Ontario, this 26th day of May, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

“Michael Gorenstein”
Michael Gorenstein
Chairman,
President and Chief Executive Officer

CRONOS GROUP INC.

76 Stafford Street, Suite 302

Toronto, Ontario, M6J 2S1

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 28, 2017

This management information circular (this “Circular”) is being furnished in connection with the solicitation by management of Cronos Group Inc. (formerly PharmaCan Capital Corp.) (the “Corporation”) of proxies for the annual and special meeting (the “Meeting”) of holders (“Shareholders”) of common shares (“Shares”) of the Corporation to be held on Wednesday, June 28, 2017 at the registered office of the Corporation located at 76 Stafford Street, Suite 302, Toronto, Ontario, M6J 2S1 at 2:00 p.m. (Toronto time) and at any adjournment or postponement thereof for the purposes set forth in the enclosed notice of meeting (the “Notice of Meeting”).

Unless otherwise indicated, the information contained in this Circular is given as of May 26, 2017.

SOLICITATION OF PROXIES

Although, it is expected that management’s solicitation of proxies for the Meeting will be made primarily by mail, proxies may be solicited by directors, officers and employees of the Corporation personally or by telephone, fax, email or other similar means of communication. The solicitation of proxies for the Meeting is being made by or on behalf of management of the Corporation and the Corporation will bear the costs of the solicitation.

In accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made to deliver copies of these proxy-related materials directly to non-objecting beneficial owners of Shares and the Corporation intends to pay for the delivery of these materials to objecting beneficial owners of Shares.

REGISTERED SHAREHOLDERS VOTING BY PROXY

Enclosed with this Circular is a form of proxy. The persons named in the enclosed form of proxy are officers or directors of the Corporation. Every Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons already named in the enclosed form of proxy to represent such Shareholder at the Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose. To be effective, the enclosed proxy must be deposited with TSX Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1, by 2:00 p.m. on June 26, 2017 or not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) preceding the time of the Meeting in the event of any adjournment or postponement thereof.

Shareholders may also elect to vote electronically in respect of any matter to be acted upon at the Meeting. Votes cast electronically are in all respects equivalent to, and will be treated in the exact same manner as, votes cast via a paper proxy. To vote electronically, registered Shareholders are asked to go to the website shown on the form of proxy and follow the instructions on the screen. Please note that each Shareholder exercising the electronic voting option will need to refer to the control number indicated on their form of proxy to identify themselves in the electronic voting system. Shareholders should also refer to the instructions on the form of proxy for information regarding the deadline for voting their Shares electronically. If a Shareholder votes electronically he, she or it is asked not to return the paper proxy by mail.

In order to be effective, a form of proxy must be executed by a Shareholder exactly as his, her or its name appears on the register of Shareholders. Additional execution instructions are set out in the notes to the form of proxy. The proxy must also be dated where indicated. If the date is not completed, the proxy will be deemed to be dated on the day on which it was mailed to Shareholders.

The management representatives designated in the enclosed form of proxy will vote the Shares in respect of which they are appointed proxyholder in accordance with the instructions of the Shareholder as indicated on the form of proxy and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. In the absence of such direction, such Shares will be voted by the management representatives named in such form of proxy in favour of each of the matters referred to in the Notice of Meeting and will be voted by such representatives on all other matters which may come before the Meeting in their discretion.

The enclosed form of proxy confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, management of the Corporation knows of no such amendment, variation or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting and this Circular. However, if any matters which are not now known to management of the Corporation should properly come before the Meeting, the Shares represented by proxies in favour of the management representatives named in such form of proxy will be voted on such matters in accordance with the best judgement of such representatives.

ADVICE TO NON-REGISTERED SHAREHOLDERS

Only registered Shareholders, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, Shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

(a)                                 in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of the Shares (Intermediaries include, among others, banks, trust companies, investment dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b)                                 in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depositary Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of NI 54-101, the Corporation or its agent has distributed copies of the Notice of Meeting, this Circular and a form of proxy and/or a voting instruction form (collectively, the “Meeting Materials”) to the Intermediaries and clearing agencies for onward distribution to certain Non-Registered Shareholders and has mailed Meeting Materials directly to other Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries may use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive the Meeting Materials will either:

(a)                                 be given a voting instruction form which must be completed and returned by the Non-Registered Shareholder in accordance with the directions printed on the form (in some cases, the completion of the voting instruction form by telephone, facsimile or over the Internet is permitted); or

(b)                                 be given a form of proxy which has already been signed by the Intermediary, which is restricted as to the number of Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with TSX Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. Non-Registered Shareholders should carefully follow the instructions indicated on the voting instruction form or form of proxy and the instructions of their Intermediaries and their agents, including those regarding when and where the voting instruction form or the proxy is to be delivered.

If you are a Non-Registered Shareholder, and we or our agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

REVOCATION OF PROXIES

A registered Shareholder who has submitted a proxy may revoke it by:

(a)                                 depositing an instrument in writing signed by the registered Shareholder or by an attorney authorized in writing or, if the registered Shareholder is a corporation, by a duly authorized officer or attorney, either:

(i)                                     at the registered office of the Corporation, located at 76 Stafford Street, Suite 302, Toronto, Ontario, M6J 2S1, at any time up to and including the last business day preceding the date of the Meeting or any adjournment or postponement thereof; or

(ii)                                  with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment or postponement thereof;

(b)                                 transmitting, by telephonic or electronic means, a revocation that complies with (a)(i) or (ii) above and that is signed by electronic signature, provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the registered Shareholder or the attorney, as the case may be; or

(c)                                  in any other manner permitted by law.

A Non-Registered Shareholder who has submitted voting instructions to an Intermediary should contact the Intermediary for information with respect to revoking his, her or its voting instructions.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an executive officer of the Corporation at any time since the beginning of the last completed financial year of the Corporation, each proposed nominee for election as a director of the Corporation, or any associate of any such director, executive officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the re-approval of the Option Plan (as defined below).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of Shares. Each Share entitles the holder of record to notice of, and one vote on all matters to come before, the Meeting.

The board of directors of the Corporation (the “Board”) has fixed May 26, 2017 as the record date (the “Record Date”) for the determination of the Shareholders entitled to receive notice of the Meeting. Shareholders of record as of the Record Date are entitled to vote their Shares at the Meeting, provided that, to the extent a Shareholder transfers ownership of any Shares after such date and the transferee of those Shares establishes that the transferee owns the Shares and requests, not later than ten days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

As of the Record Date, there were 133,198,090 Shares issued and outstanding.

To the knowledge of the directors and executive officers of the Corporation, as of the date of this Circular, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation carrying ten percent or more of the voting rights attached to any class of voting securities of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

Consolidated Financial Statements

Copies of the Corporation’s consolidated financial statements for the years ended December 31, 2016 and December 31, 2015, together with the auditors’ report thereon, have been sent to Shareholders who have requested copies thereof and will be submitted to the Meeting. Copies of the financial statements are also available on SEDAR at www.sedar.com.

Election of Directors

Pursuant to the Corporation’s constating documents, the Board may be comprised of a minimum of one director and a maximum of ten directors. The Board currently consists of four directors. Shareholders will be asked to elect four directors at the Meeting. Each director elected will hold office until the close of the next annual meeting of shareholders of the Corporation or until his successor is appointed or elected. The nomination of directors is subject to the Corporation’s Advance Notice By-Law (as defined below). See “Corporate Governance — Nomination of Directors”.

The following table sets out the names of each nominee for election as a director of the Corporation as well as their jurisdiction of residence, principal occupation, business or employment, the date they were first elected or appointed a director of the Corporation and the number of voting securities of the Corporation beneficially owned, or controlled or directed, directly or indirectly, by each of them as of the date hereof.

Name, Position and	Principal Occupation,		Shares Beneficially
Jurisdiction of	Business or	Date First Elected or	Owned or Controlled,
Residence	Employment	Appointed	Directly or Indirectly(1)
Alan Friedman(2)(3)	November 2014 to	August 21, 2012	213,689
Director,	present - Managing
Toronto, Ontario,	Director at Tembo
Canada	Financial Inc.

September 2006 to
present - President &
Chief Executive Officer
of Rivonia Capital Inc.
Michael Krestell(2)	March 2013 to present -	December 10, 2014	207,637
Director,	President of M Partners,
Thornhill, Ontario,	Inc.
Canada
2007 to March 2013 -
Managing Director of
Equity Research at M
Partners, Inc.
Michael Gorenstein(2)(3)	May 2016 to present -	November 6, 2015	1,284,450
Chairman,	President and Chief
New York City, New York,	Executive Officer of the
USA	Corporation

June 2015 to present -
Partner at Alphabet
Ventures, LLC

January 2015 to June
2015 - Principal &
General Counsel at Saiers
Capital, LLC (n/k/a
Alphabet Management,
LLC)

October 2011 to
December 2015 -
Associate at Sullivan &
Cromwell LLP
Jason Adler	June 2015 to present -	July 12, 2016	6,594,092
Director,	Managing Partner of
New York City, New York,	Alphabet Ventures, LLC
USA
October 2007 to June
2015 - Managing
Member/Chief Executive
Officer of Saiers Capital,
LLC (n/k/a Alphabet
Management, LLC)

Notes:

(1)                                 Information as to Shares beneficially owned or controlled has been provided by the respective nominees and does not include Shares that may be acquired upon the exercise of stock options or warrants. See “Statement of Executive Compensation”.

(2)                                 Member of the Audit Committee.

(3)                                 Member of the Compensation Committee.

The following is a summary biography of each nominee for election as a director of the Corporation.

Alan Friedman

Mr. Friedman has been the President and Chief Executive Officer of Rivonia Capital Inc., a Canadian corporation providing market structuring, capital planning and administrative management services to private and public resource companies, since September 2006. Alan has also been Executive Vice-President and a director of Adira Energy Ltd. since August 2009 and Executive Vice-President and a director of Eco (Atlantic) Oil & Gas Ltd. since December 2011. Alan is a member of the Audit Committee of Adira Energy Ltd. Alan is an attorney and has played an integral role in the acquisition of various resource assets, financings and go-public transactions onto the Toronto Stock Exchange. He was a co-founder and previous director of Auryx Gold Corp., a Toronto Stock Exchange listed Namibian gold exploration company, before it was sold to B2Gold Corp. for approximately $160 million in 2011.

Michael Krestell

Mr. Krestell has been President of M Partners Inc., a Canadian investment dealer, since 2013. Prior thereto, Michael was MD Research at M Partners Inc. from 2007 and an analyst at M Partners Inc. covering the merchandising and consumer products sector from 2005 to 2007. In 2009, Michael received a Starmine award by being the number four ranked stock picker in Canada. Michael received an MBA with distinction from the Schulich School of Business specializing in Finance and Strategic Management and he is a CFA charterholder.

Michael Gorenstein

Mr. Gorenstein is the Chairman, President and Chief Executive Officer of the Corporation. Before joining the Corporation, Michael was a partner at Alphabet Ventures, LLC, a captive investment vehicle located in New York City operating in a wide range of domains including growth equity, established companies with growth perspective and creative debt vehicles. Prior to Alphabet Ventures, Michael was the VP and General Counsel of Saiers Capital LLC and a corporate attorney at Sullivan & Cromwell LLP where he focused on Mergers and Acquisitions and Capital Market transactions. Michael graduated from the University of Pennsylvania Law School with a JD, the Wharton School at University of Pennsylvania with a certificate in BEPP and the Kelley School of Business at Indiana University with a BSB in Finance.

Jason Adler

Mr. Adler is Managing Member of Alphabet Ventures, LLC. Prior to Alphabet Ventures, Jason was the co-founder and Chief Executive Officer of Alphabet Management, LLC, a volatility focused fund manager. Prior to Alphabet, Jason founded Geronimo, LLC in 2000, an AMEX member broker dealer that made markets in equity options. He began his career as a market maker at G&D Trading, an AMEX member market maker. Jason graduated with a B.A. from the University of Rhode Island.

Unless otherwise indicated, proxies received in favour of management will be voted FOR the election of each of the above-named nominees as a director of the Corporation. Management of the Corporation does not currently contemplate that any of the above-named nominees will be unable to serve as a director for the following year. If a nominee for any reason becomes unable to serve as a director of the Corporation at or prior to the Meeting or any adjournment or postponement thereof, proxies in favour of management will be voted in favour of the remaining nominees and may otherwise be voted in the discretion of the persons named in the enclosed form of proxy.

To the knowledge of the Corporation no proposed director,

(a)                                 is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that,

(i)                                     was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)                                  was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)                                 is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)                                  has, within ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the knowledge of the Corporation, no proposed director has been subject to:

(a)                                 any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)                                 any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Re-Appointment of Auditors

Shareholders are being asked to re-appoint MNP LLP to act as auditors of the Corporation until the next annual meeting of shareholders of the Corporation and to authorize the Board to fix their remuneration. Unless otherwise indicated, proxies received in favour of management will be voted FOR the appointment of MNP LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders of the Corporation and the authorization of the Board to fix their remuneration.

MNP LLP were first appointed as the auditors of the Corporation on May 5, 2014.

Re-Approval of Option Plan

The Corporation has in place an amended and restated stock option plan (the “Option Plan”) which was last approved by the Shareholders on June 28, 2016. A copy of the Option Plan is attached as Schedule A to this Circular. The Option Plan is a “rolling” stock option plan, pursuant to which the number of Shares that may be reserved for issuance upon the exercise of options shall not exceed 10% of the issued and outstanding Shares at the time of any option grant. Pursuant to the rules of the TSX Venture Exchange (the “Exchange”), “rolling” stock option plans that reserve a percentage of an issuer’s issued and outstanding shares for grant require annual approval of a majority of the shareholders present in person or represented by proxy at the issuer’s annual meeting of shareholders.

The purpose of the Option Plan is to encourage ownership of Shares by employees, directors, senior officers and consultants of the Corporation and its subsidiaries and to enable the Corporation and its subsidiaries to attract and retain valued employees, directors, senior officers and consultants.

Options to purchase up to 10% of the number of issued and outstanding Shares at the time of any option grant are issuable pursuant to the Option Plan to employees, directors, senior officers and consultants of the Corporation or any of its subsidiaries. The number of options which may be granted pursuant to the Option Plan will increase as the number of Shares which are issued and outstanding increases. If an option expires or is otherwise terminated for any reason, the number of Shares in respect of such option will again be available for the purposes of the Option Plan. Options issued under the Option Plan are non-assignable and non-transferable.

Without disinterested shareholder approval in accordance with the rules of the Exchange: (i) the number of Shares reserved for issuance to directors or senior officers of the Corporation or any of its subsidiaries or any of their associates or permitted assigns (“Related Persons”) under the Option Plan and all other share compensation arrangements shall not exceed 10% of the Shares outstanding at the time of the grant (on a non-diluted basis); (ii) the number of Shares which may be issued to Related Persons under the Option Plan within a twelve month period shall not exceed 10% of the Shares outstanding at the time of the grant (on a non-diluted basis); (iii) the number of Shares which may be reserved for issuance to any one Related Person under the Option Plan and all other share compensation arrangements shall not exceed 5% of the Shares outstanding at the time of the grant (on a non-diluted basis); (iv) the number of Shares which may be issued to any one individual under the Option Plan within a twelve month period shall not exceed 5% of the Shares outstanding at the time of the issuance (on a non-diluted basis); and (v) no reduction shall be made in the exercise price of options granted to any individual who is an insider of the Corporation at the time of the proposed reduction.

In addition, (i) the number of Shares which may be reserved for issuance to any one consultant of the Corporation under the Option Plan within a twelve month period and (ii) the aggregate number of Shares which may be issued to all employees and consultants conducting investor relations activities under the

Option Plan within a twelve month period, in each case shall not exceed 2% of the Shares outstanding at the time of the issuance (on a non-diluted basis).

The Option Plan is administered by the Board. Subject to applicable regulatory approvals, the Option Plan and any options granted under the Option Plan may be amended or terminated by the Board at any time, provided that no such action shall, without the consent of the participant, in any manner adversely affect the participant’s rights under any options.

Options granted under the Option Plan may be exercisable for a period of up to five years from the date of grant. Options granted under the Option Plan will terminate on the earlier of: (i) the expiry date specified in any option agreement or resolution of the Board; (ii) 90 days after the participant ceases to be an eligible person under the Option Plan, other than by reason of retirement, permanent disability or death; (iii) 180 days after the death of the participant, during which period any options exercisable on the date of the participant’s death may be exercised by the participant’s legal representatives or beneficiaries; (iv) 30 days after the participant who is involved in investor relations activities ceases to be employed by the Corporation, other than by reason of retirement, permanent disability or death; or (v) 90 days following the termination of the participant’s employment with the Corporation by reason of permanent disability or retirement, during which period any options exercisable on the date of termination may be exercised by the participant.

The exercise price of options granted under the Option Plan will be fixed by the Board and will not be less than the market price of the Shares on the Exchange as of the date of grant less a discount of up to 25% from the market price, subject to a minimum exercise price allowed by the Exchange. Shares will not be issued on the exercise of options granted under the Option Plan until they have been fully paid for.

Other terms and conditions of options granted under the Option Plan, including vesting, may be determined by the Board and set out in an option agreement between the Corporation and the participant.

At the Meeting, Shareholders will be asked to vote on the following ordinary resolution to re-approve the Option Plan (the “Option Plan Resolution”):

“BE IT RESOLVED THAT:

1.                                      The amended and restated stock option plan of Cronos Group Inc. (the “Corporation”) attached as Schedule A to the management information circular of the Corporation dated May 26, 2017 (the “Option Plan”) is hereby approved, ratified and confirmed, subject to applicable regulatory approvals.

2.                                      The form of the Option Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of the Corporation.

3.                                      Any one or more of the directors and officers of the Corporation be authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments, including treasury orders and stock exchange and securities commissions forms, as may be required to give effect to the intent of this resolution.”

Shareholders are being asked to vote for the Option Plan Resolution. To be effective, the Option Plan Resolution must be approved by at least a majority of the votes cast by the Shareholders present in person or represented by proxy at the Meeting. Unless otherwise indicated, proxies received in favour of management will be voted FOR the Option Plan Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

During the financial year ended December 31, 2016, the following individuals acted as named executive officers (“NEOs”), as such term is defined in Form 51-102F6 — Statement of Executive Compensation, of the Corporation:

•                                          Michael Gorenstein, Chairman, President and Chief Executive Officer;

•                                          William Hilson, Chief Financial Officer;

•                                          David Hsu, Head of Operations;

•                                          Paul Rosen, President, Chief Executive Officer; and

•                                          Glen A. Huber, Chief Financial Officer.

Paul Rosen resigned as an officer and director of the Corporation on May 13, 2016.

Glen A. Huber resigned a director of the Corporation on January 15, 2016. Mr. Huber was replaced as Chief Financial Officer of the Corporation on October 10, 2016 and continued to provide administrative support services to the Corporation until March 31, 2017.

Compensation Discussion and Analysis

The following disclosure describes the compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Corporation, to each NEO. This section also identifies the objectives and material elements of compensation awarded to the NEOs and the reasons for the compensation. For a complete understanding of the executive compensation program, this disclosure should be read in conjunction with the Summary Compensation Table and other executive compensation-related disclosure included in this Circular.

The Board’s assessment of corporate performance is based on a number of qualitative and quantitative factors including execution of on-going projects and transactions, and progress on key growth initiatives.

How the Corporation Determines Compensation

The Compensation Committee is responsible for reviewing and making recommendations to the entire Board concerning the compensation of the directors and executive officers of the Corporation. See “Particulars of Matters to be Acted Upon — Election of Directors” for a summary biography of each member of the Compensation Committee which sets out the experience relevant to the performance of his duties as a member of the Compensation Committee. Based on the recommendations of the Compensation Committee, the directors of the Corporation as a whole are responsible for determining the compensation paid to the executive officers and directors of the Corporation.

The philosophy of the Compensation Committee is to determine compensation for the Corporation’s executive officers relative to the performance of the Corporation in executing on its objectives. The services of the Corporation’s NEOs at the end of the most recently completed financial year were provided to the Corporation pursuant to employment and consulting agreements which provide for the fixed compensation to be paid to the aforementioned NEOs. The NEOs are also eligible to receive performance-based incentive compensation. Other officers may receive both fixed compensation and performance-based variable incentive compensation, which together represents total direct compensation.

The Compensation Committee’s assessment of corporate performance is based on a number of qualitative and quantitative factors including execution of on-going projects and transactions, safety, operational performance and progress on key growth initiatives. The NEOs do not automatically receive any particular award based on the Compensation Committee’s determination of the overall performance of the Corporation, but rather the determination establishes the background for the Compensation Committee’s subsequent review of the NEOs’ individual performance.

The Compensation Committee is currently comprised of Alan Friedman and Michael Gorenstein. Mr. Friedman has been determined by the Board to be “independent” as such term is defined in National Instrument 52-110 — Audit Committees (“NI 52-110”). Mr. Gorenstein is not considered independent, as he is the Chairman, President and Chief Executive Officer of the Corporation.

Objectives of the Compensation Program

The objectives of the compensation program of the Corporation are:

•                                          to reward individual contributions in light of overall business results;

•                                          to align the interests of the executives with the interests of the shareholders; and

•                                          to attract and retain executives who can help the Corporation achieve its objectives.

Elements of Executive Compensation

The NEOs are paid a fixed salary pursuant to consulting/employment agreements.

Stock options are designed to motivate executives and directors to achieve positive business results and align their interests with those of the shareholders. Participants benefit only if the market value of the Shares at the time of a stock option exercise is greater than the exercise price of the stock options at the time of the relevant grant. Stock options vest in such manner as the Board may determine.

Determination of Compensation

Rather than strictly applying formulas and weightings to forward-looking performance objectives, which may lead to unintended consequences for compensation purposes, the Board exercises its discretion and uses sound judgment in making compensation determinations. For this reason, the Board does not measure performance using any pre-set formulas in determining compensation awards for NEOs.

The Board’s comprehensive assessment of the overall business performance of the Corporation, including corporate performance against objectives (both quantitative and qualitative), business circumstances and, where appropriate, relative performance against peers, provides the context for individual executive officer evaluations for all direct compensation awards.

Stock Options

Stock Option Granting Process

Generally, stock option grants are determined on an ad hoc basis. The Chief Executive Officer (“CEO”) makes recommendations to the Compensation Committee regarding individual stock option awards for all recipients, other than the CEO and the directors of the Corporation. The Compensation Committee makes recommendations to the Board regarding stock options for the CEO and the directors. The Compensation Committee considers relevant market data and other information in order to determine the CEO’s stock option grant recommendation to the Board.

The Compensation Committee reviews the appropriateness of the stock option grant recommendations from the CEO for all eligible employees and accepts or adjusts these recommendations. The Compensation Committee is responsible for approving all individual stock option grants, including grants that are awarded outside the annual compensation deliberation process for such things as promotions or new hires. The Compensation Committee is also responsible for recommending to the Board for its approval any stock option grants for executive officers.

The Compensation Committee approves or recommends compensation awards, including stock option grants, which are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual.

Other Compensation

Executive officers may receive other benefits that the Corporation believes are reasonable and consistent with its overall executive compensation program. These benefits, which are based on competitive market practices, support the attraction and retention of executive officers. The principal benefit offered is a group health and dental plan.

Financial Instruments

The Corporation does not have a policy which prohibits NEOs and directors of the Corporation from personally purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a NEO or director.

Summary Compensation Table

The following table provides a summary of total compensation for each NEO, for services rendered in all capacities to the Corporation for the fiscal year ended December 31, 2016. The Corporation does not have any pension plans, long-term non-equity incentive plans or deferred compensation plans. In addition, the Corporation does not currently have any plans or arrangements in place that provide for share-based awards.

Non-equity incentive
plan compensation
($)
				Share-	Option-		Long-
Name and				based	based	Annual	term	Pension	All other		Total
principal		Salary		awards	awards	incentive	incentive	value	compensation		compensation
position	Year	($)		($)	($)	plans	plans	($)	($)		($)
Michael Gorenstein, Chairman, President and Chief Executive Officer(2)	2016 2015 2014	174,664 Nil Nil	(4)	Nil Nil Nil	719,639 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 6,000 Nil	(1)	894,353 Nil Nil
William Hilson, Chief Financial Officer(2)	2016 2015 2014	64,947 Nil Nil		Nil Nil Nil	245,895 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil		310,842 Nil Nil

						Non-equity incentive
						plan compensation
						($)
				Share-	Option-		Long-
Name and				based	based	Annual	term	Pension	All other		Total
principal		Salary		awards	awards	incentive	incentive	value	compensation		compensation
position	Year	($)		($)	($)	plans	plans	($)	($)		($)
David Hsu,	2016	147,941	(4)	Nil	114,360	Nil	Nil	Nil	Nil		262,301
Head of Operations(2)	2015 2014	Nil Nil		Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil		Nil Nil
Paul Rosen,	2016	60,237		Nil	2,370	Nil	Nil	Nil	150,000	(3)	212,607
President, Chief Executive Officer	2015 2014	158,249 237,885		Nil Nil	Nil 370,558	Nil Nil	Nil Nil	Nil Nil	39,000 30,000	(1) (1)	197,249 638,442
Glen A. Huber,	2016	106,150		Nil	Nil	Nil	Nil	Nil	Nil		106,150
Chief Financial Officer	2015 2014	68,985 68,471		Nil Nil	Nil 190,776	Nil Nil	Nil Nil	Nil Nil	39,000 Nil	(1)	107,985 259,247

Notes:

(1)                                 Amounts represent director’s fees paid to the NEO.

(2)                                 Each of the NEOs (other than Paul Rosen and Glen A. Huber) is employed by the Corporation pursuant to an employment or consulting contract which sets out the NEO’s base salary and target bonus entitlements.

(3)                                 Amount represents a severance payment of $150,000.

(4)                                 Remitted in U.S. dollars at the prevailing exchange rate at the time of payment.

Incentive Plan Awards — NEOs

Outstanding Option-based and Share-based awards as at December 31, 2016

The following table sets out for each NEO all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2016:

	Option-based Awards				Share-based Awards
						Market or	Market or
					Number of	payout value	payout value of
	Number of			Value of	shares or	of share-based	vested share-
	securities	Option		unexercised	units of	awards that	based awards
	underlying	exercise		in-the-money	shares that	have not	not paid out or
	unexercised	price	Option expiration	options(1)	have not	vested	distributed
Name	options	($)	date	($)	vested	($)	($)
Michael	487,500	0.50	August 5, 2021	114,560	Nil	Nil	Nil
Gorenstein	1,200,000	1.23	October 6, 2021	605,280
William Hilson	487,500	1.23	October 6, 2021	245,895	Nil	Nil	Nil
David Hsu	487,500	0.50	August 5, 2021	114,560	Nil	Nil	Nil
Paul Rosen	Nil	Nil	N/A	Nil	Nil	Nil	Nil
Glen A. Huber	65,000	1.15	December 17, 2017	28,471	Nil	Nil	Nil

Notes:

(1)                                 Fair value of the options was determined using the Black-Scholes option-pricing model.

Incentive Plan Awards — Value Vested or Earned During the Year Ended December 31, 2016

The following table sets out for each NEO, the value of option-based awards and share-based awards which vested during the year ended December 31, 2016 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2016:

	Option-based awards		Share-based awards	Non-equity incentive plan
	— Value vested during		— Value vested during	compensation — Value
	the year		the year	earned during the year
Name	($)		($)	($)
Michael Gorenstein	49,742		Nil	Nil
William Hilson	15,368		Nil	Nil
David Hsu	11,912		Nil	Nil
Paul Rosen	2,964	(1)	Nil	Nil
Glen A. Huber	Nil		Nil	Nil

Note:

(1)                                 All options vested immediately upon issue.

Pension Plan Benefits

The Corporation does not have any pension plans that provide for payments or benefits at, following, or in connection with retirement or provide for retirement or deferred compensation plans.

Employment Agreement, Termination and Change of Control Benefits

The Corporation entered into an employment agreement (the “Gorenstein Agreement”) dated August 10, 2016 with Michael Gorenstein. Pursuant to the Gorenstein Agreement, Mr. Gorenstein acts in the capacity of President and Chief Executive Officer of the Corporation. The Gorenstein Agreement provided for a salary of USD$200,000 per year for acting in such capacity plus the reimbursement for all reasonable fees and dues for professional associations or memberships as well as all out of pocket expenses incurred in connection with Mr. Gorenstein’s duties. Mr. Gorenstein will also be eligible to participate in any employee benefit plan, program or arrangement. Mr. Gorenstein may also be eligible to receive an annual bonus as a lump sum cash payment and/or annual options to purchase Shares. Such bonus is at the discretion of the Board and shall be conditional upon Mr. Gorenstein’s performance and such factors as increase in share price, growth in net asset value, growth of the Corporation, balance sheet position, and such other considerations as the Compensation Committee may establish in its sole discretion.

The Corporation’s wholly-owned subsidiary, Peace Naturals Project Inc., entered into a financial advisory services agreement (the “Hilson Agreement”) dated October 1, 2015 with Hillhurst Management Inc. Pursuant to the Hilson Agreement and as agreed to by the Corporation, Mr. Hilson provides financial advisory services in the capacity of Chief Financial Officer of the Corporation. Mr. Hilson receives an annual salary of $150,000 for services provided to the Corporation for acting in such capacity plus the reimbursement all reasonable fees and out of pocket expenses incurred in connection with Mr. Hilson’s duties.

The Corporation entered into a management consulting agreement (the “Hsu Agreement”) dated October 27, 2016 with D Hsu Ventures LLC (retroactively effective as of June 4, 2016). Pursuant to the Hsu Agreement, Mr. Hsu acts in the capacity of Head of Operations of the Corporation. The term of the Hsu Agreement is for one year and automatically renews for subsequent one year periods in perpetuity. The Hsu Agreement provides for a fee equal to USD$175,000 per year for acting in such capacity plus the reimbursement for all reasonable fees and out of pocket expenses incurred in connection with Mr. Hsu’s duties.

The Corporation entered into an employment agreement (the “Rosen Agreement”) dated August 1, 2014 with Paul Rosen. Pursuant to the Rosen Agreement, Mr. Rosen acted in the capacity of President and Chief Executive Officer of the Corporation. The Rosen Agreement provided for a salary of $150,000 per year for acting in such capacity, plus the reimbursement for parking, all reasonable fees and dues for professional associations or memberships as well as all out of pocket expenses incurred in connection with Mr. Rosen’s duties. The Rosen Agreement was terminated by mutual agreement on May 13, 2016.

The Corporation entered into an employment termination agreement (the “Rosen Termination Agreement”) dated May 13, 2016 with Paul Rosen. Pursuant to the Rosen Termination Agreement Mr. Rosen agreed to resign as President, Chief Executive Officer, Secretary and director of the Corporation with immediate effect, and agreed to enter into the Rosen Consulting Agreement (as defined below). The Rosen Termination Agreement provided for a severance payment of $150,000 (in accordance with the termination provisions of the Rosen Agreement) and the issuance of 78,924 options.

The Corporation entered into a consulting agreement (the “Rosen Consulting Agreement”) dated May 13, 2016 with Paul Rosen. Pursuant to the Rosen Consulting Agreement Mr. Rosen provided administrative services to the Corporation’s wholly-owned subsidiary, In The Zone Produce Ltd. The Rosen Consulting Agreement provided for a fee of $5,000 per month for providing such services plus the reimbursement for all reasonable fees and out of pocket expenses incurred in connection with Mr. Rosen’s duties. The Rosen Consulting Agreement was terminated by mutual agreement on June 25, 2016.

The Corporation entered into a financial advisory services agreement (the “Huber Agreement”) dated September 24, 2014 with Brett Management Inc. Pursuant to the Huber Agreement and as agreed to by the Corporation, Mr. Huber provided financial advisory services in the capacity of Chief Financial Officer of the Corporation. Mr. Huber received a fee equal to the greater of $5,000 per month or an hourly fee of $500 for services provided to the Corporation for acting in such capacity, plus the reimbursement for all reasonable fees and out of pocket expenses incurred in connection with Mr. Huber’s duties. Mr. Huber was replaced as Chief Financial Officer of the Corporation on October 10, 2016 and continued to provide administrative support services to the Corporation until March 31, 2017.

Termination Without Cause

If a NEO is terminated without cause (as defined below), the Corporation may be obligated to make payments or provide benefits to the NEO. Actions constituting “cause” include (i) the failure to perform his or her duties in a manner satisfactory to the Board, (ii) engagement in any act that is materially harmful to the Corporation, (iii) engagement in any illegal or dishonest behavior that benefits the NEO to the detriment of the Corporation, (iv) failure to abide by resolutions of the Board, and (v) failure to abide by corporate policies, procedures or codes of conduct.

Amounts Payable Upon Termination

Gorenstein Agreement

Upon termination without cause, the Corporation would be required to pay Mr. Gorenstein an amount equal to one year’s base salary. Mr. Gorenstein shall remain eligible to participate in any group benefits plan if so established. In the case that Mr. Gorenstein’s employment is terminated either (a) by the Corporation within four months prior to or 12 months following a change of control, or (b) by Mr. Gorenstein within four to 12 months following a change of control, then (i) Mr. Gorenstein shall instead be entitled to two years’ base salary, and (ii) if terminated by the Corporation, any options previously granted that have not yet vested shall immediately vest.

Hsu Agreement

Upon termination without cause, the Corporation would be required to pay Mr. Hsu an amount equal to the balance of the fees otherwise payable on the remaining term. Had Mr. Hsu been terminated on December 31, 2016, the Corporation would have been required to pay Mr. Hsu approximately USD$145,833.

Rosen Agreement

Upon termination without cause, the Corporation was required to pay Mr. Rosen salary severance in the amount of $150,000 and issued 78,924 options to Mr. Rosen with a strike price of $0.285.

Director Compensation

Director Compensation Table

The following table sets forth information concerning the annual and long-term compensation in respect of the directors of the Corporation, other than the NEOs, during the financial year ended December 31, 2016:

		Share-	Option-	Non-equity
	Fees	based	based	incentive plan	Pension	All other
Name and	Earned	awards	awards	compensation	value	compensation	Total
principal position	($)	($)	($)	($)	($)	($)	($)
Lorne M. Gertner(1)	Nil	Nil	2,370	Nil	Nil	Nil	2,370
Michael Krestell	Nil	Nil	61,414	Nil	Nil	Nil	61,414
Jason Adler	Nil	Nil	624,828	Nil	Nil	Nil	624,828
Steven Isenberg(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Alan Friedman	Nil	Nil	61,414	Nil	Nil	Nil	61,414

Notes:

(1)                                 Lorne M. Gertner resigned as a director of the Corporation on May 19, 2016.

(2)                                 Steven Isenberg resigned as a director of the Corporation on January 15, 2016.

Material Factors Necessary to Understand Director Compensation

There were no standard or other arrangements under which independent directors of the Corporation were compensated in their capacity solely as directors during the financial year ended December 31, 2016. Certain consultants of the Corporation who were also directors of the Corporation received compensation in their capacity as consultants to the Corporation.

Directors who are executive officers of the Corporation or who are not otherwise “independent” for the purposes of NI 52-110 will not receive any compensation for serving as directors or for serving on any committees of directors other than options.

Directors’ Option-based Awards

All directors are entitled to participate in the Corporation’s stock option plan. During the financial year ended December 31, 2016, 1,694,925 options to purchase Shares were granted to directors (other than NEOs). During such financial year, 403,248 options to purchase Shares were exercised by directors, including NEOs. As at December 31, 2016, the Corporation had outstanding options to purchase an aggregate of 6,177,594 shares, of which 1,708,500 were issued to the directors (other than NEOs).

Outstanding Option-based and Share-based awards as at December 31, 2016

The following table sets out for each director (other than NEOs) all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2016:

	Option-based Awards				Share-based Awards
						Market or	Market or
				Value of	Number	payout value	payout value of
	Number of			unexercised	of shares	of share-based	vested share-
	securities	Option		in-the-	or units	awards that	based awards
	underlying	exercise		money	of shares	have not	not paid out or
	unexercised	price	Option expiration	options(1)	that have	vested	distributed
Director Name	options	($)	date	($)	not vested	($)	($)
Lorne M. Gertner(2)	Nil	Nil	N/A	Nil	Nil	Nil	Nil
Michael Krestell	65,000	1.15	December 17, 2017	28,470
	83,333	0.50	August, 5, 2021	19,549	Nil	Nil	Nil
	83,000	1.23	October 6, 2021	41,865
Steven Isenberg(3)	Nil	Nil	N/A	Nil	Nil	Nil	Nil
Jason Adler	83,334	0.50	August 5, 2021	19,549	Nil	Nil	Nil
	1,200,000	1.23	October 6, 2021	605,280
Alan Friedman	27,500	1.15	December 17, 2017	12,045
	83,333	0.50	August 5, 2021	19,549	Nil	Nil	Nil
	83,000	1.23	October 6, 2021	41,865

Notes:

(1)                                 Fair value of the options was determined using the Black-Scholes option-pricing model.

(2)                                 Lorne M. Gertner resigned as a director of the Corporation on May 19, 2016.

(3)                                 Steve Isenberg resigned as a director of the Corporation on January 15, 2016.

Incentive Plan Awards — Value Vested or Earned During the Year Ended December 31, 2016

The following table sets out for each director (other than NEOs), the value of option-based awards and share-based awards which vested during the year ended December 31, 2016 and the value of non-equity incentive plan compensation earning during the year ended December 31, 2016:

	Option-based awards —	Share-based awards —	Non-equity incentive plan
	Value vested during the	Value vested during the	compensation — Value
	year	year	earned during the year
Name	($)	($)	($)
Lorne M. Gertner(1)	2,370	Nil	Nil
Michael Krestell	4,653	Nil	Nil
Alan Friedman	4,653	Nil	Nil
Steve Isenberg(2)	Nil	Nil	Nil
Jason Adler	39,866	Nil	Nil

Notes:

(1)                                 Lorne M. Gertner resigned as a director of the Corporation on May 19, 2016.

(2)                                 Steve Isenberg resigned as a director of the Corporation on January 15, 2016.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides summary information regarding the Corporation’s equity compensation plans as of December 31, 2016.

Number of securities
remaining available for
	Number of securities to		Weighted-average	future issuance under
	be issued upon exercise		exercise price of	equity compensation plans
	of outstanding options,		outstanding options,	(excluding securities
	warrants and rights		warrants and rights	reflected in column (a))
Plan category	(a)		(b)	(c)
Equity compensation plans approved by securityholders	6,177,594	(1)	$1.10	5,994,980	(2)
Equity compensation plans not approved by securityholders	Nil		Nil	Nil
Total	6,177,594		$1.10	5,994,980

Notes:

(1)                                 Shares to be issued on the exercise of outstanding stock options governed by the Option Plan.

(2)                                 Based on 10% of the 121,725,748 Shares issued and outstanding as of December 31, 2016.

AUDIT COMMITTEE

The following information is provided in accordance with the requirements applicable to “venture issuers” in NI 52-110. The Corporation is relying on the exemption from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) in section 6.1 of NI 52-110.

Audit Committee Charter

A copy of the Corporation’s Audit Committee Charter is attached as Schedule B to this Circular.

Composition of the Audit Committee

The members of the Audit Committee are Alan Friedman, Michael Krestell and Michael Gorenstein. The Board believes that the composition of the Audit Committee reflects financial literacy and expertise. The three members have been determined by the Board to be “financially literate” as such term is defined in NI 52-110. The Board has made these determinations based on the education as well as the breadth and depth of experience of each member of the Audit Committee. Mr. Friedman and Mr. Krestell have been determined by the Board to be “independent” as such term is defined in NI 52-110. Mr. Gorenstein is not considered independent, as he is the Chairman, President and Chief Executive Officer of the Corporation.

Relevant Education and Experience

See “Particulars of Matters to be Acted Upon — Election of Directors” for a summary biography of each member of the Audit Committee which sets out the education and experience relevant to the performance of his duties as a member of the Audit Committee.

Pre-Approval Policies and Procedures

Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Audit Committee and, where applicable, the Board on a case-by-case basis.

External Auditor Service Fees

The following table provides details in respect of audit, audit-related, tax and other fees billed by the Corporation to the external auditors for professional services provided to the Corporation and its subsidiaries in each of the last two fiscal years:

	2016	2015
Audit Fees	$136,900	$141,850
Audit-Related Fees	Nil	Nil
Tax Fees(1)	$6,627	$11,500
All Other Fees(2)	$4,595	$6,825

Notes:

(1)                                 Fees for professional services which include advice relating to tax compliance and tax planning and the preparation and review of tax returns.

(2)                                 Fees for professional services which include bookkeeping and accounting advice primarily relating to the preparation of the Corporation’s financial statements and management’s discussion and analysis, and due diligence.

CORPORATE GOVERNANCE

The following information is provided in accordance with the requirements applicable to “venture issuers” in National Instrument 58-101 — Disclosure of Corporate Governance Practices.

Board of Directors

The Board is responsible for the stewardship of the Corporation and for the supervision of management to protect shareholder interests. The Board oversees the development of the Corporation’s strategic plan and the ability of management to continue to deliver on the corporate objectives.

The Board is presently comprised of four directors, of which three are considered to be “independent” as such term is defined in NI 52-110. An independent director is a director who has no direct or indirect material relationship with the issuer. A “material relationship” is defined as a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of the director’s independent judgment. Mr. Gorenstein is not considered to be independent, as he is the Chairman, President and Chief Executive Officer of the Corporation.

The independent judgment of the Board in carrying out its responsibilities is the responsibility of all directors. The Board facilitates independent supervision of management through meetings of the Board and through frequent informal discussions among independent members of the Board and management. In addition, the Board has free access to the Corporation’s external auditors, external legal counsel and to the Corporation’s officers.

Directorships

The following director of the Corporation is also a director of the reporting issuers (or the equivalent) in a jurisdiction or a foreign jurisdiction listed below:

Director	Reporting Issuer
Alan Friedman	Adira Energy Ltd.
Eco (Atlantic) Oil & Gas Ltd.
RG One Corp.

Orientation and Continuing Education

Each new director is given an outline of the nature of the Corporation’s business, its strategy and present issues with the Corporation. New directors would also be expected to meet with management of the Corporation to discuss and better understand the Corporation’s business and would be advised by the Corporation’s legal counsel of their legal obligations as directors of the Corporation. The orientation and continuing education process is reviewed on an annual basis by the Board and will be revised as necessary.

Ethical Business Conduct

The entire Board is responsible for encouraging and promoting a culture of ethical business conduct.

The Board has found that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation and the Corporation’s constating documents on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

In addition, each nominee for director of the Corporation must disclose to the Corporation all interests and relationships of which the nominee is aware at the time of consideration of their nomination as a director which will or may give rise to a conflict of interest. If such an interest or relationship should arise while the individual is a director, the individual is required to make immediate disclosure of all relevant facts to the Corporation and, where applicable, shall refrain from voting in respect of any related material contract or transaction or proposed material contract or transaction.

Nomination of Directors

The entire Board is responsible for proposing new nominees to the Board. The Board selects individuals with the desired background and qualifications, taking into account the needs of the Board at the time. A majority of directors must agree to any new nominees to encourage an objective nomination process.

In June 2015, the Corporation adopted a by-law (the “Advance Notice By-Law”) setting out advance notice requirements for the nomination of directors of the Corporation by Shareholders other than pursuant to a requisition of a meeting or a shareholder proposal made pursuant to applicable law. A copy of the Advance Notice By-Law is available on SEDAR at www.sedar.com. The Advance Notice By-Law provides a mechanism through which Shareholders are able to receive appropriate disclosure with respect to proposed director nominees prior to a meeting. It also provides the Corporation with the opportunity, prior to a meeting, to confirm the eligibility of a proposed director to serve as an independent director and to confirm certain other information about the proposed nominee and the nominating shareholder that could be material to a reasonable shareholder’s understanding of such proposed nominee’s independence, or lack thereof.

The Advance Notice By-Law fixes a deadline by which Shareholders must notify the Corporation of their intention to nominate directors and sets out the information that Shareholders must provide in the notice in order for it to be valid. Under the Advance Notice By-Law, a Shareholder wishing to nominate a director is required to provide notice to the Corporation in the prescribed form within the following time periods:

(a)                                 in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the Shareholder may be made not later than the close of business on the tenth day following the day on which the first public announcement of the date of the shareholder meeting was made; and

(b)                                 in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

For the purposes of the Advance Notice By-law, “public announcement” means disclosure in a press release reported by a national news service in Canada or in a document publicly filed by the Corporation.

Compensation

The Compensation Committee and the entire Board are responsible for determining the compensation of the directors and executive officers of the Corporation. See “Statement of Executive Compensation — Compensation Discussion and Analysis” and “— Director Compensation” for a discussion of the Corporation’s process of determining the compensation of the Corporation’s directors and executive officers.

Other Board Committees

The Corporation has no standing committees other than the Audit Committee and Compensation Committee.

Assessments

The entire Board is responsible for assessing whether the Board, its committees and its individual directors are performing effectively. Each Board member has considerable experience in the guidance and management of public companies and the Board has found this has been sufficient to meet the current needs of the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or proposed nominees for election as a director, executive officers, employees, former directors, former executive officers or former employees of the Corporation or any of its subsidiaries, and none of their associates, is or has, at any time since the beginning of the Corporation’s most recently completed financial year, been indebted to the Corporation or any of its subsidiaries, and neither the Corporation nor any of its subsidiaries has provided any guarantee, support agreement, letter of credit or other similar arrangement or understanding in respect of any indebtedness of any such individual to any other entity.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management of the Corporation is not aware of any material interest, direct or indirect, of any informed person of the Corporation, any proposed director of the Corporation, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Shareholders may request copies of the Corporation’s consolidated financial statements for the financial years ended December 31, 2016 and December 31, 2015 and related management’s discussion and analysis, free of charge by contacting the Corporation’s Chief Financial Officer at the head office of the Corporation located at 76 Stafford Street, Suite 302 Toronto, Ontario, M6J 2S1. Financial information is provided in the Corporation’s consolidated financial statements for the financial years ended December 31, 2016 and December 31, 2015 and related management’s discussion and analysis.

APPROVAL OF BOARD OF DIRECTORS

The contents of this Circular, and the sending thereof to each director of the Corporation, to the auditors of the Corporation and to the Shareholders has been approved by the Board.

DATED in the City of Toronto, in the Province of Ontario, this 26th day of May, 2017.

“Michael Gorenstein”	“Michael Krestell”
Michael Gorenstein	Michael Krestell
Chairman,	Director
President and Chief Executive Officer

Schedule A

Stock Option Plan

CRONOS GROUP INC.

AMENDED AND RESTATED STOCK OPTION PLAN

1.                                                                                      INTERPRETATION: for the purposes of this Plan, the following terms shall have the following meanings:

(a)         “affiliated entity” means, for the Company, a person or company that controlled by the Company or that is controlled by the same person or company that controls the Company;

(b)         “associate” when used to indicate a relationship with a person or company, means

(i)                  an issuer of which the person or company beneficially owns or controls, directly or indirectly, voting securities entitling the person or company to more than 10% the voting rights attached to outstanding voting securities of the issuer,

(ii)               any partner of the person or company

(iii)            any trust or estate in which the person or company has a substantial beneficial interest or in respect of which the person or company serves a trustee or in a similar capacity

(iv)           in the case of a person, a relative of that person, including

(i)             a spouse of that person, or

(ii)             a relative of that person’s spouse if the relative has the same home as that person;

(c)          “Board” means the board of directors of the Company;

(d)         “Company” means Cronos Group Inc.;

(e)          “Consultant” means, for the Company, a person or company, other than an employee, senior officer, or director of the Company that

(i)                  is engaged to provide services to the Company or an affiliated entity of the Company, other than services provided in relation to a distribution,

(ii)               provides the services under written contract with the Company or an affiliated entity of the Company, and

(iii)       spends or will spend a significant amount of time and attention on the affairs and business of the Company or an affiliated entity of the Company and includes, for an individual consultant, a company of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner;

(f)           “Discounted Market Price” means, the Market Price less a discount, which shall not exceed the amount set forth below, subject to a minimum price of $0.05 for share issuances and a minimum exercise price of $0.10 for Warrants and incentive stock options:

Closing Price	Discount
Up to $0.50	25%
Up to $0.51 to $2.00	20%
Above $2.00	15%

(g)          “Eligible Person” means,

(i)              an employee, senior officer, director or Consultant of the Company or of an affiliated entity of the Company;

(h)         “Exchange” means the TSX Venture Exchange;

(i)             “Insider” is used in relation to the Company, mean

(i)              a director or senior officer of the Company

(ii)               every director or senior officer of a company that is itself an insider or subsidiary of the Company,

(iii)              any person or company who beneficially owns , directly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attaching to all voting securities to the Company for the time being outstanding other than voting securities held by the person or company as an underwriter in the course of a distribution, or

(iv)              the Company itself if it holds any of its own securities;

(j)            “Investor Relations Activities” means any activities or communications, by or on behalf of the issuer or a security holder of the issuer, that promote or could reasonably be expected to promote the purchase or sale of securities of the issuer, but does not include

(i)              the dissemination of information or preparation of records in the ordinary course of the business of the issuer:

(i)             to promote the sale of products or services of the issuer, or

(ii)             to raise public awareness of the issuer

that cannot reasonably be considered to promote the purchase or sale of securities of the issuer, or

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(ii)           activities or communications necessary to comply with the requirements of:

(i)             securities legislation or securities directions of any jurisdiction of Canada or the securities laws of any foreign jurisdiction governing the issuer, and the policies, notices, instruments and blanket orders in force from time to time that are applicable to an issuer.

(ii)             any exchange or market on which the issuer’s securities trade, the by-laws, rules or other regulatory instruments of any other self regulatory body or exchange having jurisdiction over the issuer; or

(iii)        communications by a publisher of, or writer for, a newspaper, a magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchase of it, if:

(i)             the communication is only through the newspaper, magazine, or publication, and

(ii)             the publisher or writer receives no commission or other consideration other that for acting in the capacity of publisher or writer, or;

(iv)       activities or communications that may be otherwise specified by the Exchange.

(k)         “Market Price” shall have the meaning ascribed to such term in Section 7(a);

(l)             “Option” means an option to purchase Shares granted to an Eligible Person pursuant to the terms of the Plan;

(m)     “Participant” means Eligible Persons to whom Options have been granted;

(n)         “Plan” means this Stock Option Plan of the Company;

(o)         “Related Person” for the Company, means:

(i)              a director or senior officer of the Company or of an affiliated entity of the Company,

(ii)               an associate of a director or senior officer of the Company or of an affiliated entity of the Company,

(iii)               a permitted assign of a director or senior officer of the Company or of an affiliated entity of the Company;

(p)         “Resulting Issuer” means the Company as it may exist upon completion of its Qualifying Transaction and issuance of the Final Exchange Bulletin;

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(q)         “Securities Laws” means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that are applicable to the Company;

(r)            “Senior officer” means,

(i)              a chair or vice-chair of the board of directors, the president, a vice president, the secretary, the treasurer or the general manager of a company or any other individual who performs functions for the Company similar to those normally performed by an individual occupying any such office, and

(ii)           each of the five highest paid employees of the Company, including any individual referred to in clause (i);

(s)           “Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise;

(t)            “Shares” means the common shares of the Company;

(u)         “Subsidiary” a company is a subsidiary of another company if,

(i)              it is controlled by,

(i)             that other, or

(ii)             that other and one or more companies each of which is controlled by that other, or

(iii)               two or more companies each of which is controlled by that other, or

(ii)               it is subsidiary of a company that is that other’s subsidiary;

Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

This Plan and all matter which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

2.                                                                                      PURPOSE: The purpose of this Plan is to encourage ownership of the Shares by employees, directors, senior officers and Consultants of the Company and its Subsidiaries, who are primarily responsible for the management and profitable growth of its business and to advance the interests of the Company by providing additional incentive for superior performance by such persons and to enable the Company and its Subsidiaries to attract and retain valued employees, directors, senior officers, and Consultants.

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3.                                                                                    ADMINISTRATION: The Plan shall be administered by the Board. Subject to the limitations of the Plan, the Board shall have the authority:

(a)                                 to grant options to purchase Shares to Eligible Persons;

(b)                                 to determine the terms, limitations, restrictions and conditions respecting such grants;

(c)                                  to interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable, and

(d)                                 to make all other determinations and to take all other actions in connection with the implementation and administration of the Plan as it may deem necessary or advisable.

The Board’s guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Company and all other persons.

4.                                                                                    SHARES SUBJECT TO THE PLAN: The maximum number of Shares which may be reserved and set aside for issue under this Plan shall not exceed ten percent (10%) of the number of issued and outstanding shares, from time to time, provided that the Board shall have the right, from time to time, to increase such maximum number subject to the approval of the shareholders of the Company.

Any Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grants under the Plan. No fractional Shares shall be issued, and the Board may determine the manner in which fractional share value shall be treated.

5.                                                                                    PARTICIPATION: Options shall be granted under the Plan only to Eligible Persons designated from time to time by the Board and shall be subject to the approval of such regulatory authorities as may have jurisdiction.

6.                                                                                    LIMITS WITH RESPECT TO RELATED PERSONS AND OTHERS:

(a)                                 The maximum number of Shares which may be reserved for issuance to Related Persons under the Plan shall not exceed 10% of the Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Shares reserved for issuance to Related Persons under any other Share Compensation Arrangement, unless the Company obtained the requisite disinterested shareholder approval and Exchange approval.

(b)                                 The maximum number of Shares which may be issued to Related Persons under the Plan within a twelve month period shall not exceed 10% of the Shares outstanding at the time of the issuance (on a non-diluted basis), unless the Company obtained the requisite disinterested shareholder approval.

(c)                                  The maximum number of Shares which may be reserved for issuance to any one Related Person under the Plan shall not exceed 5% of the Shares outstanding at the time of the grant

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(on a non-diluted basis) less the aggregate number of Shares reserved for issuance to the Related Person under any other Share Compensation Arrangement, unless the Company obtained the requisite disinterested shareholder approval.

(d)                                 The maximum number of Shares which may be issued to any one Individual under the Plan within a twelve month period shall not exceed 5% of the Shares outstanding at the time of the issuance (on a non-diluted basis), unless the Company obtained the requisite disinterested shareholder approval.

(e)                                  The maximum number of Shares which may be issued to any one Consultant under the Plan within a twelve month period shall not exceed 2% of the Shares outstanding at the time of issuance (on a non-diluted basis).

(f)                                   The aggregate maximum number of Shares which may be issued to all employees and consultants conducting Investors Relations Activities under the Plan within a twelve month period shall not exceed in the aggregate 2% of the Shares outstanding at the time of the issuance (on a non-diluted basis).

7.                                                                                    TERMS AND CONDITIONS OF OPTIONS: The terms and conditions of each option granted under the Plan (an “Option”) shall include the following, as well as such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Board including those contained in any stock option agreement entered into between the Company and a Participant:

(a)                                 Option Price: The option price of any Shares in respect of which an Option may be granted shall be fixed by the Board but shall be not less than the Discounted Market Price of the Shares at the time the Option is granted. For the purpose of this subparagraph 7(a), “Market Price” shall be deemed to be the closing price as reported by the TSX Venture Exchange upon which the Shares are listed or other published market upon which the Shares are quoted or traded, on the day immediately preceding the day upon which the Option is granted, or if not so traded, the average between the closing bid and asked prices thereof as reported for the day immediately preceding the day upon which the Option is granted. In the resolution allocating any Option, the Board may determine that the date or dates of the vesting of the Option shall be a future date or dates determined in the manner specified in such resolution. The Board may also determine that the option price per share may escalate at a specified rate dependent upon the date on which any Option may be exercised by the Participant.

(b)                                 Payment: The full purchase price of Shares purchased under an Option shall be paid in cash or certified funds upon the exercise thereof, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable. A holder of an Option shall have none of the rights of a shareholder until the Shares are issued to him.

(c)                                  Term of Option: Options may be granted under this Plan exercisable over a period not exceeding five (5) years. Each Option shall be subject to earlier termination as provided in subparagraph 7(e).

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(d)                                 Exercise of Option: Subject to the provisions contained in subparagraph 7(e), no Option may be exercised unless the Participant is then an Eligible Person. This Plan shall not confer upon the Participant any right with respect to continuation of employment by the Company. Absence on leave approved by an officer of the Company or of any Subsidiary authorized to give such approval shall not be considered an interruption of employment for any purpose of the Plan. Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the transfer agent of the Company at Toronto of written notice of exercise specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Shares then being purchased.

(e)                                  Termination of Options: Any Option granted pursuant hereto, to the extent not validly exercised, will terminate on the earlier of the following dates:

(i)                                     the date of expiration specified in the Option agreement or in the resolution of the Board granting such Option, as the case may be, being not more than five (5) years after the date upon which the Option was granted;

(ii)                                  ninety (90) days after the Participant ceases to be an Eligible Person, other than by reason of retirement, permanent disability or death. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant;

(iii)                               one hundred and eighty (180) days after the date of the death of the Participant during which period the Option may be exercised by the Participant’s legal representative or the person or persons to whom the deceased Participant’s rights under the Option shall pass by will or the applicable laws of descent and distribution, and only to the extent the Participant would have been entitled to exercise the Option on the date of death;

(iv)                              thirty (30) days after the Participant who is involved in Investor Relations Activities ceases to be employed to provide Investor Relations Activities, other than by reason of retirement, permanent disability or death. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant;

(v)                                 ninety (90) days after termination of the Participant’s employment by reason of permanent disability or retirement under any retirement plan of the Company or any Subsidiary, during which ninety (90) day period the Participant may exercise the

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Option to the extent he was entitled to exercise it at the time of such termination, provided that if the Participant shall die within such ninety (90) day period, then such right shall be extended to ninety (90) days following the date of death of the Participant and shall be exercisable only by the persons described in clause 7(e)(iii) hereof and only to the extent therein set forth; and

(vi)                              notwithstanding clauses 7(e)(ii), (iii), (iv), and (v), in respect of a Participant who is an Eligible Person immediately prior to completion by the Company of its Qualifying Transaction, the later of (i) 12 months after the completion of the Qualifying Transaction; and (ii) the earlier of, the applicable date set out in clauses 7(e)(i), (ii), (iii), (iv) and (v), as the case may be.

(f)                                   Nontransferability of Stock Option: No Option shall be transferable and assignable by the Participant other than by will or the laws of descent and distribution and such Option shall be exercisable during his lifetime only by the Participant.

(g)                                  Bona Fide Grant: The Company shall make all necessary representations to the applicable regulatory authority and to any stock exchanges on which the Shares are listed that, any Options granted under this Plan shall be to a bona fide Eligible Person.

(h)                                 Applicable Laws or Regulations: The Plan, the grant and exercise of Options hereunder and the Company’s obligation to sell and deliver Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange on which the Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Company, be required. The Company shall not be obligated by any provision of the Plan or the granting of any Option hereunder to issue or sell Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or the Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Shares hereunder in violation of this provision shall be void. In addition, the Company shall have no obligation to issue any Shares pursuant to the Plan unless such Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Shares are listed for trading. Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

8.                                                                                    ADJUSTMENTS IN SHARES SUBJECT TO THE PLAN:

(a)                                 Subdivisions and Redivisions: In the event of any subdivision or redivision or subdivisions or redivisions of the Shares at any time while any Option is outstanding into a greater number of Shares, the Company shall thereafter deliver at the time of exercise of any Option, in lieu of the number of Shares in respect of which such Option is then being exercised, such greater number of Shares as would result from said subdivision or redivision or subdivisions or redivisions had such Option been exercised before such subdivision or redivision or subdivisions or redivisions without the Participant making any additional

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payment or giving any other consideration therefor.

(b)                                 Consolidations: In the event of any consolidation or consolidations of the Shares at any time while any Option is outstanding into a lesser number of Shares, the Company shall thereafter deliver, and the Participant shall accept, at the time of exercise of any Option, in lieu of the number of Shares in respect of which such Option is then being exercised, such lesser number of Shares as would result from such consolidation or consolidations had such Option been exercised before such consolidation or consolidations.

(c)                                  Reclassifications/Changes: In the event of any reclassification or change or reclassifications or changes of the Shares at any time while any Option is outstanding, the Company shall thereafter deliver at the time of exercise of any Option hereunder the number of securities of the Company of the appropriate class or classes resulting from said reclassification or change or reclassifications or changes as the Participant would have been entitled to receive in respect of the number of Shares in respect of which such Option is then being exercised had such Option been exercised before such reclassification or change or reclassifications or changes.

(d)                                 Other Capital Reorganizations: In the event of any capital reorganization of the Company at any time while any Option is outstanding, not otherwise covered in this section 8 or a consolidation, amalgamation or merger with or into any other entity or the sale of the properties and assets as or substantially as an entirety to any other entity, the Participant if he has not exercised his Option prior to the effective date of such reorganization, consolidation, amalgamation, merger or sale, upon the exercise of such Option thereafter, shall be entitled to receive and shall accept in lieu of the number of Shares then subscribed for by him but for the same aggregate consideration payable therefor, the number of other securities or property or of the entity resulting from such merger, amalgamation or consolidation or to which such sale may be made, as the case may be, that the Participant would have been entitled to receive on such capital reorganization, consolidation, amalgamation, merger or sale if, on the record date or the effective date thereof, he had been the registered holder of the number of Shares so subscribed for.

(e)                                  Stock Dividends: If the Company at any time while any Option is outstanding shall pay any stock dividend or stock dividends upon the Shares, the Company will thereafter deliver at the time of exercise of any Option in addition to the number of Shares in respect of which such Option is then being exercised, such additional number of securities of the appropriate class as would have been payable on the Shares so purchased if such Shares had been outstanding on the record date for the payment of such stock dividend or dividends.

(f)                                   No Fractional Shares: The Company shall not be obligated to issue fractional Shares in satisfaction of its obligations under the Plan or any Option and the Participant will not be entitled to receive any form of compensation in lieu thereof.

(g)                                  Rights Offerings: If at any time the Company grants to its shareholders the right to subscribe for and purchase pro rata additional securities or of any other corporation or entity, there shall be no adjustments made to the number of Shares or other securities subject to the

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Options in consequence thereof and the Options shall remain unaffected.

(h)                                 Adjustments Cumulative: The adjustment in the number of Shares issuable pursuant to Options provided for in this section 8 shall be cumulative.

(i)                                     Plan Deemed Amended: On the happening of each and every of the foregoing events, the applicable provisions of the Plan and each of them shall, ipso facto, be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Options (and the Plan) and the exercise price thereof.

(j)                                    No Option granted may be exercised before Completion of the Qualifying Transaction unless the Participant agrees in writing to deposit the Shares acquired into escrow until the issuance of the Final Exchange Bulletin.

9.                                                                                    AMENDMENT AND TERMINATION OF PLAN AND OPTIONS: Subject in all cases to the approval of all stock exchanges and regulatory authorities having jurisdiction over the affairs of the Company, the Board may from time to time amend or revise the terms of the Plan (or any Option granted thereunder) or may terminate the Plan (or any Option granted thereunder) at any time provided however that no such action shall, without the consent of the Participant, in any manner adversely affect a Participant’s rights under any Option theretofore granted under the Plan. In the event the Shares are listed on the TSX Venture Exchange, the approval of the disinterested shareholders of the Company must be obtained for any reduction in the exercise price of Options granted under the Plan, if the Participant is an Insider of the Company at the time of the proposed amendment.

10.                                                                             EFFECTIVE DATE AND DURATION OF PLAN: The Plan becomes effective on the date of its adoption by the Board and Options may be granted immediately thereafter. The Plan shall remain in full force and effect until such time as the Board shall terminate the Plan, and for so long thereafter as Options remain outstanding in favour of any Participant.

11.                                                                             DATES:

(a)                                 Date of adoption by the Board: May 26, 2015

(b)                                 Date of shareholder approval:

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Schedule B

Audit Committee Charter

CRONOS GROUP INC.

AUDIT COMMITTEE CHARTER

I                                           PURPOSE

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of Cronos Group Inc. (the “Company”) to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Company. The Committee’s primary duties and responsibilities are to:

•                                          conduct such reviews and discussions with management and the external auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;

•                                          assess the integrity of internal controls and financial reporting procedures of the Company and ensure implementation of such controls and procedures;

•                                          ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel;

•                                          review the quarterly and annual financial statements and management’s discussion and analysis of the Company’s financial position and operating results and report thereon to the Board for approval of same;

•                                          select and monitor the independence and performance of the Company’s external auditors, including attending at private meetings with the external auditors and reviewing and approving all renewals or dismissals of the external auditors and their remuneration; and

•                                          provide oversight to related party transactions entered into by the Company.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the external auditors as well as any officer of the Company, or outside counsel for the Company, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Company and has the authority to retain, at the expense of the Company, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part IV of this Charter.

II                                      AUTHORITY OF THE AUDIT COMMITTEE

The Committee shall have the authority to:

(a)                                 engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)                                 set and pay the compensation for advisors employed by the Committee; and

(c)                                  communicate directly with the internal and external auditors.

III                                 COMPOSITION AND MEETINGS

1.                                      The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including, without limitation, those of the Ontario Securities Commission (“OSC”), the TSX Venture Exchange, the Business Corporations Act (Ontario) (the “Act”) and all applicable securities regulatory authorities.

2.                                      The Committee shall be composed of three or more directors as shall be designated by the Board from time to time. The members of the Committee shall appoint from among themselves a member who shall serve as Chair.

3.                                      A majority of the members of the Committee shall not be officers or employees of the Company or any of its affiliates.

4.                                      The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two and at least 50% of the members of the Committee present either in person or by telephone shall constitute a quorum.

5.                                      If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

6.                                      If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

7.                                      The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

8.                                      Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

9.                                      The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

10.                               The Committee may invite such officers, directors and employees of the Company and its subsidiaries as the Committee may see fit, from time to time, to attend at meetings of the Committee.

11.                               Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. All decisions or recommendations of the Committee shall require the approval of the Board prior to implementation.

The Committee members will be appointed annually at the first meeting of the Board following the annual general meeting of shareholders.

IV                                  RESPONSIBILITIES

A                                       Financial Accounting and Reporting Process and Internal Controls

1.                                      The Committee shall review the annual audited financial statements to satisfy itself that they are presented in accordance with applicable generally accepted accounting principles (“GAAP”) and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review the interim financial statements. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the external auditors as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

2.                                      The Committee shall review any internal control reports prepared by management and the evaluation of such report by the external auditors, together with management’s response.

3.                                      The Committee shall be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, management’s discussion and analysis and interim earnings press releases, and periodically assess the adequacy of these procedures.

4.                                      The Committee shall review management’s discussion and analysis relating to annual and interim financial statements and any other public disclosure documents, including interim earnings press releases, that are required to be reviewed by the Committee under any applicable laws before the Company publicly discloses this information.

5.                                      The Committee shall meet no less frequently than annually with the external auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, the officer of the Company in charge of financial matters, deem appropriate.

6.                                      The Committee shall inquire of management and the external auditors about significant risks or exposures, both internal and external, to which the Company may be subject, and assess the steps management has taken to minimize such risks.

7.                                      The Committee shall review the post-audit or management letter containing the recommendations of the external auditors and management’s response and subsequent follow-up to any identified weaknesses.

8.                                      The Committee shall ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel.

9.                                      The Committee shall establish procedures for:

(a)                                 the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(b)                                 the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

10.                               The Committee shall provide oversight to related party transactions entered into by the Company.

B                                       Independent Auditors

1.                                      The Committee shall recommend to the Board the external auditors to be nominated, shall set the compensation for the external auditors, provide oversight of the external auditors and shall ensure that the external auditors report directly to the Committee.

2.                                      The Committee shall be directly responsible for overseeing the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

3.                                      The Committee shall pre-approve all audit and non-audit services not prohibited by law to be provided by the external auditors in accordance with the terms of this charter.

4.                                      The Committee shall monitor and assess the relationship between management and the external auditors and monitor, support and assure the independence and objectivity of the external auditors.

5.                                      The Committee shall review the external auditors’ audit plan, including the scope, procedures and timing of the audit.

6.                                      The Committee shall review the results of the annual audit with the external auditors, including matters related to the conduct of the audit.

7.                                      The Committee shall obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information within GAAP that were discussed with management, their ramifications, and the external auditors’ preferred treatment and material written communications between the Company and the external auditors.

8.                                      The Committee shall review fees paid by the Company to the external auditors and other professionals in respect of audit and non-audit services on an annual basis.

9.                                      The Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Company.

10.                               The Committee shall monitor and assess the relationship between management and the external auditors and monitor and support the independence and objectivity of the external auditors.

C                                       Other Responsibilities

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.